SUB-ITEM 77C:
Matters submitted to a vote of security holders

During the six month period ended December 31, 2012, the shareholders of the Helios High Yield Fund voted on the following proposals at a shareholder meeting on November 15, 2012.  The description of the proposal and number of shares voted are as follows:

	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1 To elect to the Fund’s Board of Trustees Stuart A. McFarland	4,834,851	123,397	—